ATNA RESOURCES LTD.
Suite 510 - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

August 30, 2007

BY EDGAR

Mr. Karl F. Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Atna Resources Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007
File No. 000-29336

Dear Mr. Hiller:

This letter is written in response to your letter dated August 21, 2007, with respect to your review of the Company’s annual report on Form 20-F.  The item numbers in this response correspond to the numbered comments in your letter.

Operating and Financial Review and Prospects, page 15

Trend Information, page 20

1.	We have amended our disclosure on Trend Information to comply with Item 5.D of Form 20-F.

Financial Statements

2.	We have included page numbers throughout the financial statements.

Note 12 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

3.	We have amended our filing to include the Canadian/U.S. GAAP cash flow statement reconciliation required by Item 17(c)(2)(iii) of Form 20-F.

4.
We have amended our financial statements to correct the inconsistency between the 2006 “Closing deficit under Canadian GAAP,” with the corresponding amount presented on the face of our balance sheet.  In the same table, we have also corrected a compilation error that was found in Item (b) Operations.

Exhibit 12.1

5.
We have amended paragraph 4(d) of the officers’ certifications to fully comply with the requirements of Form 20-F to report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report.

 Suite 510 - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285    Facimile: 604.684.8887

Mr. Karl f. Hiller, Branch Chief
U.S. Securities and Exchange Commission
August 30, 2007

Engineering Comments

General

6.	We have added the following cautionary language to our web site with regards to disclosure about adjacent or other properties on which we have no right to explore or mine:

“This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Property, Plant and Equpment, page 6
7.
Small-scale maps have been inserted showing the location and access for each of our significant mineral properties being the Jarbidge, Pinson, Beowawe, Clover, and Dixie Fork & Triple Junction.  A location map has not been inserted for the Marg property because it was sold by the Company in 2005 and is not significant to the Company from an exploration perspective.

8.
Reported results of sampling and chemical analysis have been amended to comply with the guidance provided for preparing meaningful disclosure about mineralization of existing or potential economic significance on our properties.

History and Previous Exploration, page 10

9.
We have removed all references to mines, adjacent or other properties, deposits, occurrences, or exploration activities conducted by other companies that are unrelated and do not pertain to our property interests.

Closing Comments

As requested, we provide the following statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl f. Hiller, Branch Chief
U.S. Securities and Exchange Commission
August 30, 2007

For your review, the following blacklined documents have been attached as exhibits to this correspondence:

Exhibit 1.	Form 20-F/A;
Exhibit 2.	Amended - Audited financial statements for the year ended December 31, 2006;
Exhibit 3.	Amended - CEO Certification Section 302; and
Exhibit 4.	Amended - CFO Certification Section 302.

Please contact the undersigned if you have further comments on the documents included in this filing.

Yours truly,

ATNA RESOURCES LTD.

(Signed)“David Watkins”

David Watkins
President